UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SPECIAL REPORT PURSUANT TO RULE 15(d)-2
ANNUAL REPORT UNDER SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Contains only financial statements for the fiscal year ended December 31, 2006
Commission File Number 333-136915

BOOTHEEL AGRI-ENERGY, LLC
(Name of small business issuer in its charter)

Missouri	20-3538701
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1214 Linn Street, Sikeston, Missouri 63801
(Address of principal executive offices)
(573) 471-9952
(Issuer’s telephone number)
Securities registered under Section 12(b) of the Exchange Act:
None.
Securities registered under Section 12(g) of the Exchange Act:
None.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No
Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No
State issuer’s revenues for its most recent fiscal year. None.
The aggregate market value of the membership units held (computed by reference to the most recent offering price of Class A membership units) was $4,240,000. As of September 30, 2006, there were 2,120,000 membership units outstanding.
DOCUMENTS INCORPORATED BY REFERENCE: None.
Transitional Small Business Disclosure Format (Check one): ☐ Yes ☑ No

     This Special Report is filed under cover of the facing sheet of Form 10-KSB in accordance with Rule 15(d)-2 of the Securities Exchange Act of 1934 and contains only financial statements for the fiscal year ended December 31, 2006.
Controls and Procedures.
     Our management, including our Chair (the principal executive officer), David M. Herbst, along with our Treasurer, (the principal financial officer), Kenneth J. Westrich, have reviewed and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2006. Based upon this review and evaluation, these officers believe that our disclosure controls and procedures are effective in ensuring that material information related to us is recorded, processed, summarized and reported within the time periods required by the forms and rules of the Securities and Exchange Commission.
     Our management, consisting of our Chair and our Treasurer, have reviewed and evaluated any changes in our internal control over financial reporting that occurred as of December 31, 2006 and there has been no change that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements
Balance Sheets	2
Statements of Operations	3
Statements of Members’ Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 10
Certificate
Certificate
Section 1350 Certificate
Section 1350 Certificate

Report of Independent Registered Public Accounting Firm
We have audited the accompanying balance sheets of Bootheel Agri-Energy, LLC (a development stage company) (the Company) as of December 31, 2006 and 2005, and the related statements of operations, members’ equity and cash flows for the year ended December 31, 2006 and the period from September 26, 2005 (date of inception) to December 31, 2005 and for the period from September 26, 2005 (date of inception) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bootheel Agri-Energy, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the year ended December 31, 2006 and the period from September 26, 2005 (date of inception) to December 31, 2005 and for the period from September 26, 2005 (date of inception) to December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Des Moines, Iowa
April 24, 2007
McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of separate and independent legal entities.

BOOTHEEL AGRI-ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS

	December 31,	December 31,
	2006	2005
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$557,939	$2,064,910
Interest receivable	2,878	—
Prepaid expenses	4,724	—

TOTAL CURRENT ASSETS	565,541	2,064,910

PROPERTY AND EQUIPMENT
Construction in process	887,982
Office equipment	12,549	8,588
Leasehold and land improvements	4,465	—

	904,996	8,588
Accumulated depreciation	(4,042)	(166)

	900,954	8,422

OTHER ASSETS
Land option	10,000	—
Deferred offering costs	218,677	—

	228,677	—

TOTAL ASSETS	$1,695,172	$2,073,332

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$300,940	$571
Accrued expenses	1,966	—

TOTAL CURRENT LIABILITIES	302,906	571

MEMBERS’ EQUITY
Members’ contributions	2,120,000	2,160,000
Deficit accumulated during development stage	(727,734)	(87,239)

	1,392,266	2,072,761

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$1,695,172	$2,073,332

See accompanying notes to financial statements.

BOOTHEEL AGRI-ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS

		Period from	Period from
		September 26, 2005	September 26, 2005
	Year Ended	(date of inception) to	(date of inception) to
	December 31, 2006	December 31, 2005	December 31, 2006
REVENUES	$—	$—	$—

OPERATING EXPENSES
Project development	522,888	57,472	580,360
Professional fees	112,282	5,082	117,364
General and administrative	101,386	13,640	115,026
Offering costs expensed	134,365	21,808	156,173

	870,921	98,002	968,923
OPERATING LOSS	(870,921)	(98,002)	(968,923)

OTHER INCOME
Grant income	168,000	—	168,000
Interest income	62,426	10,763	73,189

	230,426	10,763	241,189

NET LOSS	$(640,495)	$(87,239)	$(727,734)

NET LOSS PER UNIT	(0.30)	(0.04)	(0.34)

WEIGHTED AVERAGE OF UNITS OUTSTANDING	2,127,912	2,160,000	2,134,719

See accompanying notes to financial statements.

BOOTHEEL AGRI-ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF MEMBERS’ EQUITY

BALANCE — September 26, 2005 (Date of Inception)	$—

Founding member contributions - 2,160,000 units issued at $1 per unit	2,160,000
Net loss	(87,239)

BALANCE — December 31, 2005	2,072,761

Redemption of 40,000 units at $1 per unit	(40,000)

Net loss	(640,495)

BALANCE — December 31, 2006	$1,392,266

See accompanying notes to financial statements.

BOOTHEEL AGRI-ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS

		Period from	Period from
		September 26, 2005	September 26, 2005
	Year Ended	(date of inception) to	(date of inception) to
	December 31, 2006	December 31, 2005	December 31, 2006
OPERATING ACTIVITIES
Net loss	(640,495)	(87,239)	(727,734)
Charges to net loss not affecting cash
Depreciation	3,876	166	4,042
Increase in current assets
Prepaid expenses	(4,724)	—	(4,724)
Interest receivable	(2,878)	—	(2,878)
Increase in current liabilities
Accounts payable	52,565	571	53,176
Accrued payroll taxes	1,966	—	1,966

NET CASH USED IN OPERATING ACTIVITIES	(589,690)	(86,502)	(676,192)

INVESTING ACTIVITIES
Construction in process	(685,558)	—	(685,558)
Purchase of office equipment	(8,426)	(8,588)	(17,014)
Payment of land option	(10,000)	—	(10,000)

NET CASH USED IN INVESTING ACTIVITIES	(703,984)	(8,588)	(712,572)

FINANCING ACTIVITIES
Payments of deferred offering costs	(173,297)	—	(173,297)
Member contributions	—	2,160,000	2,160,000
Member redemption	(40,000)	—	(40,000)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(213,297)	2,160,000	1,946,703

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,506,971)	2,064,910	557,939

CASH AND CASH EQUIVALENTS — beginning of period	2,064,910	—	—

CASH AND CASH EQUIVALENTS — end of period	$557,939	$2,064,910	$557,939

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Accounts payable incurred for deferred offering costs	$45,380	$—	$45,380

Accounts payable incurred for construction in progress	$202,424	$—	$202,424
See accompanying notes to financial statements.

BOOTHEEL AGRI-ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPAL BUSINESS ACTIVITY — Bootheel Agri-Energy, LLC, (formerly a Delaware Limited Liability Company and reorganized to a Missouri Limited Liability Company) was organized with the intentions of developing, owning and operating a 100 million gallon ethanol manufacturing facility to be located in Southeastern Missouri. Construction is anticipated to begin in 2007 with expected completion in 2008. As of December 31, 2006, the company is in the development stage with its efforts being principally devoted to organizational and equity raising activities.
USE OF ESTIMATES — The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America require management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.
FISCAL REPORTING PERIOD — The company has adopted a fiscal year ending December 31 for reporting financial operations.
CASH AND CASH EQUIVALENTS — The company maintains its accounts at more than one financial institution. At times throughout the year, the company’s cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation. The company has not experienced any losses in such accounts.
DEFERRED OFFERING COSTS — The company defers the costs incurred to raise equity financing until that financing occurs. At such time that the issuance of new equity occurs, these costs will be netted against the proceeds received; or if the financing does not occur, they will be expensed. These costs totaled $218,677 and $0 as of December 31, 2006 and December 31, 2005, respectively.
PROPERTY AND EQUIPMENT — Property and equipment are stated at the lower of cost or estimated fair value. Depreciation is computed using the straight-line method over the estimated useful lives of five years for office equipment once the asset is placed into service. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.
Construction in progress consists of expenditures for construction of the ethanol plant. These expenditures will be depreciated using the straight-line method over various estimated useful lives of 7 to 20 years for lab equipment and 20 to 40 years for buildings once construction is completed and the assets are placed into service.

BOOTHEEL AGRI-ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
GRANT INCOME — The company recognizes grant income as other income for reimbursement of expenses incurred upon complying with the conditions of the grant. Grant income totaled $168,000 and $0 as of December 31, 2006 and 2005, respectively.
NET LOSS PER UNIT — Basic and diluted earnings per unit are computed using the weighted average number of units outstanding during the period.
FAIR VALUE OF FINANCIAL INSTRUMENTS — The carrying amounts for the cash and cash equivalents, receivables, accounts payable and accrued expenses approximate fair value.
INCOME TAXES — The company is organized as a limited liability company under Missouri state law. Under this type of organization, the company is treated as a partnership for federal and state income tax purposes with the earning passing through to the members and being taxed at the member level. Accordingly, no income tax provision has been calculated.
RECENTLY ISSUED ACCOUNT STANDARDS — In July 2006 the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions. This interpretation provides that the financial statement effects of a tax position shall initially be recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. This interpretation also may require additional disclosures related to tax positions taken. The provisions of FIN 48 are effective as of the beginning of fiscal year 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. Management is currently evaluating the impact of adopting FIN 48 on the Company’s financial statements, but does not expect the adoption of this statement to be significant to the financial statements.
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. This statement does not require any new fair value measurements, but rather, it provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This statement is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. The

BOOTHEEL AGRI-ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
Company is currently evaluating the impact that the adoption of this statement will have on its financial position, results of operation and cash flow.
NOTE B: MEMBERS’ EQUITY
The company was formed on September 26, 2005 to have a perpetual life. The company has one Class A membership unit with each unit representing a pro rata ownership interest in the company’s capital, profits, losses and distributions. Income and losses are allocated to all members in proportion to units held. Transfer of units is restricted pursuant to the operating agreement and requires approval of the board of managers.
The company was initially capitalized by the funding members who contributed a total of $2,120,000 in exchange for 2,120,000 units at $1.00 per unit. A private placement memorandum was initiated on February 24, 2006.
On June 2, 2006, due to circumstances involving the private placement offering, the board of managers decided to terminate the private offering and reimburse the original subscription deposits. The company filed a Form SB-2 Registration Statement with the Securities and Exchange Commission (SEC) which was declared effective on January 24, 2007. The public offering offers a minimum of 30,000,000 Class A units and a maximum of 55,000,000 Class A units at $2.00 per unit. An investor must purchase a minimum of 10,000 units with additional purchase increments of 5,000 units. Subscriptions for units will require a cash payment of at least 5% of the total subscription amount together with a promissory note for the balance. The minimum amount which must be purchased in the offering in order for the offering to close successfully is $60,000,000 and the maximum offering amount is $110,000,000. The proceeds from the sale of units in the offering will not be sufficient to pay for all construction and start-up costs. Depending on the amount raised in the offering, the company will require debt financing ranging from approximately $80,000,000 to $130,000,000 in order to fully capitalize the project.
The offering will close no later than January 24, 2008. If the maximum number of units is purchased before January 24, 2008, the offering will end on the date the maximum number of units has been sold. The offering may end any time after the minimum number of units is purchased and prior to January 24, 2008. If the project is abandoned for any reason, the offering will be terminated and the investment with nominal interest will be returned to the investor.

BOOTHEEL AGRI-ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE C: COMMITMENTS AND CONTINGENCIES
Consulting
In December 2005, the company entered into an agreement with an unrelated party for project development services. Services included under the agreement include: preparing a business plan and a financial plan; assistance in initial screening of qualified ethanol process design/build and engineering firms; assistance with contract negotiations; planning the equity marketing effort and securing debt financing. The agreement requires the company to pay a monthly retainer of $10,000 plus travel expenses and other approved expenses. The maximum retainer during the agreement may not exceed $120,000 without written modification of the agreement. In addition, the company agrees to pay a success fee of $1,000,000 upon closing by the company with its project lender(s) providing for all financing, including senior and subordinated debt, and any other project financing characterized by debt obligations as required by the project’s Senior Debt lender. Prior to successful financial closing all equity raised must be from sources satisfactory to the company. Costs incurred under these agreements were $108,146, $42,472, and $150,618 for the year ended December 31, 2006, period from September 25, 2005 to December 31, 2005, and the period from September 25, 2005 to December 31, 2006, respectively.
Construction Contracts
In November 2005, the company entered into an agreement with an unrelated party for preparing the necessary applications for permits to construct the ethanol plant. The company is required to pay the consultant a total of $67,900 for air permitting services and for a cultural and archaeological survey. The agreement may be terminated at any time by either party upon seven days prior written notice. Costs incurred included in project development costs under this agreement were $95,365, $0, and $95,365 for the year ended December 31, 2006, period from September 25, 2005 to December 31, 2005, and the period from September 25, 2005 to December 31, 2006, respectively.
In March 2006, the company entered into an agreement with an unrelated party for a letter of intent to design and construct the proposed plant. Upon execution of the letter of intent, contractors and engineers will conduct air permit support data, site and general arrangement drawings, project specifications, financial model support, and lump sum pricing and proposal. The cost for the services is $185,000. As of December 31, 2006, $185,000 was incurred under this agreement and included in project development costs.

BOOTHEEL AGRI-ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
In May 2006, the company entered into an agreement with a track and civil design contractor, an unrelated party, to provide feasible track concepts, preliminary design, and final design. The estimated cost for the feasible track concept is $7,500. The cost for the preliminary and final design is unknown until the design of the track is determined; however, the cost will be 4% of track construction costs. As of December 31, 2006, $28,438 was incurred under this agreement and included in project development costs.
In June 2006, the company entered into a design services agreement with a general contractor, an unrelated party, for phase 1 design services in connection with the construction of the 100 million gallon production per year ethanol plant. Phase 1 design services to be provided by the general contractor include providing, amount other things, site plan, process engineering package, and site scheduling. The cost for the phase 1 design service agreement is $368,000. As of December 31, 2006, $368,000 was incurred under this agreement and included in construction in process.
In June 2006, the company entered into an agreement with an unrelated party to perform geotechnical investigation at the proposed project site. The geotechnical investigation will include drilling, in-situ testing, sampling, laboratory testing, site-specific seismic study, various analyses, and recommendations for the design and construction of the planned facilities. The cost for the geotechnical investigation is $44,210. As of December 31, 2006, $59,403 was incurred under this agreement and included in project development costs.
In September 2006, the company entered into a project development agreement with an unrelated party of engineering, procurement and construction of an ethanol plant to produce 100 million gallons of un-denatured fuel ethanol per year. The cost for the project development service is $750,000. As of December 31, 2006, $350,000 was incurred under this agreement and included in construction in process.
In October 2006, the company entered into a letter of intent with an unrelated party for erection, installation and construction management services for a 100mgpy ethanol plant. The cost for the service is approximately $234,000. As of December 31, 2006, $169,982 was incurred under this agreement and included in construction in process.

BOOTHEEL AGRI-ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
Land Option
In February 2006, the company entered into a land option to purchase approximately 158 acres of land for $792,100. The option period will continue for eighteen months from the effective date. The company paid $10,000 for the option fee. If the option is exercised, the option fee will be applied to the purchase price of the land. If the option expires, the optionor will be entitled to retain the option fee.
Lease
In April 2006, the company entered into a lease agreement with an unrelated party to lease a 1500 square feet office building. The term of the lease agreement is twelve months and the monthly lease payment is $750.

SIGNATURES
     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 24th day of April 2007.

BOOTHEEL AGRI-ENERGY, LLC

By:	/s/ David M. Herbst

David M. Herbst, Manager, Chairman of the Board of Managers (principal executive officer)
/s/ Edward A. Riley

Edward A. Riley, Manager (principal accounting officer)
/s/ Kenneth J. Westrich

Kenneth J. Westrich, Manager, Treasurer (principal financial officer)
     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant on this 24th day of April 2007.

/s/ David M. Herbst

David M. Herbst, Manager, Chairman of the Board of Managers
/s/ Edward A. Riley

Edward A. Riley, Manager
/s/ Kenneth J. Westrich

Kenneth J. Westrich, Manager, Treasurer
/s/ Von P. Priggel

Von P. Priggel, Manager, Vice Chairman of the Board of Managers
/s/ Edward E. Dement

Edward E. Dement, Manager, Secretary

Charles E. Hurst, Manager
/s/ Edgar C. Marshall

Edgar C. Marshall, Manager

Britton H. Ferrell, Manager
/s/ Billy J. Holmes

Billy J. Holmes, Manager
/s/ Eston E. (Gene) Dement

Eston E. (Gene) Dement, Manager

/s/ Douglas L. Golden

Douglas L. Golden, Manager
/s/ James R. LeGrand

James R. LeGrand, Manager
/s/ Michael C. LeGrand

Michael C. LeGrand, Manager
/s/ Clellen D. Stewart

Clellen D. Stewart, Manager

Joseph M. Schneider, Manager
/s/ Martin A. Priggel

Martin A. Priggel, Manager
/s/ Michael D. Geske

Michael D. Geske, Manager

Robert E. Hahs, Manager

George L. Rone, Manager

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit
Number	Exhibit Title
31.1	Certificate pursuant to 17 CFR 240.13(a)-14(a).
31.2	Certificate pursuant to 17 CFR 240.13(a)-14(a).
32.1	Certificate pursuant to 18 U.S.C. Section 1350.
32.2	Certificate pursuant to 18 U.S.C. Section 1350.